PART II


OFFERING MEMORANDUM DATED July 31, 2024

GolfLync Corp.
8701 East Hartford Dr., Ste. 135
Scottsdale, AZ 85258
www.golflync.com

Up to $1,234,998.94 or 399,676 shares of Class B Common Stock, plus up to 99,919 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $1,234,998.94

Minimum Investment: $10,002.33 (including the $291.33 Investor Transaction Fee)◊


GolfLync Corp., a Wyoming corporation ("GolfLync", "Golf Lync", "the Company," "we," or "us"), is offering up to $1,234,998.94 worth of Class B Common Stock, including an Investor Transaction Fee of 3.0% to the Company not to exceed $100.00 per transaction (up to $35,970.84, if fully subscribed at the minimum purchase amount). The minimum target amount under this Regulation CF offering is $10,002.33 (the "Target Amount"). The company must reach its Target Amount of $10,002.33 by July 1, 2025**. Unless the company raises at least the Target Amount of $10,002.33 under the Regulation CF offering by July 1, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $503.67 worth of shares (163 shares), which includes a 3.0% Investor Transaction Fee (total of $14.67).

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or mo7e closings occur. You may cancel an investment commitment up to 48 hours prior to February 28, 2025 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 489	$ 41.57	$ 447.44
Investor Fee	$ 14.67		
Aggregate Maximum Offering Amount	$ 503.67	$ 42.81	$ 460.86

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $17,500 set up fee and $2,000 per month maintenance fee.

Investors will be required to pay an Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the approximate fee for a 1,112 share investment.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Golf Has Similar Pain Points to **All Sports**

How We Solve Them



01

Player Match

No one wants bad games.

We ensure 100% of the time when you play, you enjoy. Match by skill level, gender, age, etc.



02

Discover

Traveling and don't know where to play?

Enjoy selection of the top courses within the radius you want.



03

Book

No more booking through old websites.

Play as seamless as ordering delivery.



04

Social

Sharing built specifically for sports content.

We are the only dedicated channel for specific sports content.



The Problems

Stale Pairings & Courses

With GolfLync our users can...

 Find new players of similar skill level

 Join local tee times & connect with players near you

 Connect with verified users in your area

 Make new friends for life





The Problems

Low Quality Experiences



How often have you complained about:

- Skill gap
- Rude and unfriendly players
- Boring outings
- Chatty Cathie's
- Slow pace
- Waiting around for +1
- Unpleasant game



The Problems

Poor & Individual Booking





Tee Times
Course Info
Store
Date
Reset
April 2024
Showing Tee Times for: Apr 11, 2024
ATTENTION GOLFERS
Booking Agreement
Hide Calendar
Time
Price
Golfers
No Results!
There are no tee times available.

Outdated Sites

Old, clunky, and poorly designed sites. Don't engage customers



Lack Sophistication

Few have apps and a dedicated marketing team to boost sales



Unique for Each

Each course forces you to book individually on their site



The Problems

Sports Fit to Social



Scattered Algorithm

Instagram & TikTok are built on 3-5 sec clips that drive marketing clicks – terrible for golf



Golfers Suffer

The tops names in Golf are NOT the players, they are influencers and content producers



1 in 100

Your feed is rarely sports focused, it's models, entertainment, comedians with a dose of sport. We are 100% sports.

Short Form Content









TikTok

The Problems

Sports Fit to Social (2)



Lacks Interaction

YouTube is entertainment focused. It has no interaction or engagement to play



Compete with Everything

In a sea of 'everything,' viewers are bombarded and their algorithm rarely shows sports content



Sharing is Limited

Only a sliver of the worlds population upload a video. Reviews and comments hinder growth









YouTube

$100,000,000
HYBRID IRONS ONLY!

Global Expansion

SportLync

The same member matching algorithms, discover, clubs and games featured in GolfLync allows us to cost-effectively scale horizontally to capture other high-growth markets.

We are now expanding our platform into other high-growth sports under the SportLync brand.



Pick your sports
GolfLync
PickleLync
TennisLync
RacketLync
SoccerLync
SPORTLYNC
Social Media Just for Sports
Connecting players together around the games they love.
Find Players. Find Games. Join Clubs.



Global Expansion | The Perfect Fit

GolfLync to SportLync

Product Market Fit

We have proven these pain points exist, with +100k users in less than 1 year

Beloved App

Our app has rave reviews and the UI/UX is being improved daily

Massive TAM

With 1 Billion global sports and gym goers, we have uncapped potential

Team

Michael and Noah lead the team with +50 years of experience and success

Marketing

Acquisition costs at $2.62 and expected $1 CAC over the coming years with elite team in place

Fastest Growing

Our top 3 sports to capture: Golf, tennis, and pickleball are the fastest growing in the world



My Clubs
Feed
Tee Times
Discover
List
Phoenix Women's Golf
You already know! PWG is the best women's group in AZ. No pressure! Fun times! Two rules:
Pace of play
No drama
Phoenix, Arizona
17.7 miles away
Join
Home
Clubs
Discover
Tee Times
Messages

GolfLync and SportLync perfectly captures our Ideal Customer Profile

Market Size

With the ability to expand to all sports, seamlessly



10M
Immediate Target Audience who play golf more than 1x month; US only



20M
Global golfers playing more than 1x month



100M
Global players of golf, tennis, & pickle more than 1x month



500M
Global players of all relevant sports, with lacking social, access, & matching



Opportunity

3-Step Cohort

01



Golf

- 65M potential players
- 50% High income
- Rapid growth internationally, particularly in Asia
- 39k golf courses worldwide, 75% public

02



Racquet Sports

- +100M players globally
- Tennis: 87M, Pickle: 37M, Racquetball: 20M
- Pickle adding 5-10m players annually
- Court time a major pain point

03



Team & Group

- 500M players globally
- Basketball: 450M, Soccer 250M
- Group skill gap even more of a challenge
- No seamless way to book, high fragmented

Opportunity

Market Size



$100B
Long Term TAM

$4.5B
5 Year TAM

$900M
Served Available Market

$230M
Serviceable & Obtainable Market

SAM
- 10% of golf, tennis, pickle (20m players)
- $ARPU of $45 by 2027

SOM
- Capture 10% of golf power users
- Charge $5/session for 20%

LONG TERM TAM

Hub for all major sports – connecting players, reducing friction, and building community aspect globally

5 YEAR TAM
- 25% of players (50M)
- $5/session (ARPU of $75)
- Subs/ads for 20% boost



Opportunity

Other Macro Trends

- Our target audience spends between 250 and 460 mins alone, each day.

- Including only wealthy countries, our TAM is approx. 400M people

- Significant spike in retirement years, 2-3x higher than youth

- As products expand to new users, a large enough base will demand specific narrow features

- Billions are spent each year on travel, specific to sports. Finding a proper game has never been easier

Source: American Time Use Survey ('09-19), Statista





Opportunity

Unbundling

Stage #	Stage 1	Stage 2	Stage 3
Stage Type	Mass Market	Niche Down	Further Narrow
Companies: Buy & Sell Marketplace	craigslist	airbnb, upwork, Zillow, indeed, ZipRecruiter, Thumbtack	Designjoy, MarketerHire, swipe, Designity, christian MINGLE
Social Media	YouTube	TikTok	GOLFLYNC, SPORTLYNC



Opportunity

Travel



1st Segment

16%

Diet & Routine take a hit while traveling

54%

Acknowledge

that their exercise and wellness routines are usually disrupted by travel

2nd Segment

40%

Try to stick to their routine on the road



Source: Travel Agent Central

GolfLync | SportLync

Market Segmentation

We've identified 5 target audiences that are demanding better solutions to the sports they love



01 Power Users

Players who frequent the course, court, or field more than once per week. They want great games!

02 Traveling Toms

Being on the road can be fun. Access the top places wherever you go without missing work or family.

03 Likeminded Ladies

Hindered by a male-dominated space, this allows women to explore and pair with new friends.

04 Busy Bees

Finding a quick game is hard for them – we ensure any openings and waitlists are booked for you.

05 Social Stars & Brands

Why compete against everyone when your ideal customers are all in one place?

Customers

Power Users



What a great idea!	Jan 28
★★★★★	Masher3232

Always looking for golfers that like the same thing as me on the course. I like music playing and the bets flowing. Now I know there are others like me. See ya on the links!

Great App!	May 20
★★★★★	JMG387

I only recently found this app, but I really am enjoying it. It's a great way to connect with people in your area and make some new friends with a common interest.

Amazing Idea Executed Well!	May 9
★★★★★	Grant's Reviews

I love the idea behind this! As a newer golfer who's also in a new city this has been great. The features really let me find people to play with that are on my skill level.



Want (1): Quality

Because of their skill level, they care most about comparable, skilled players



Want (2): Access / Time

They don't want to wait around, no time for delays and wasted time



Income: High

Power users have high disposable income and spend on things they love



Ability to Convert: Very High

Easiest, they move fast for the things they do the most

Customers

Traveling Toms



Interesting Concept — May 22
★★★★★ The Reasyst Gangler

As someone who spends a lot of time golfing solo, the idea of there being an app where you can meet people and build a little golfing community is pretty cool. So far I've enjoyed using it.

Love This App — May 9
★★★★★ Us-2020

Recently moved to a new area and this app has been great to find some new buddies to hit the course with! Easy to find people who want the same playing experience.

Great idea — May 8
★★★★★ timnarc21

It's a very great idea of getting a bunch of people that want to play a social platform to connect and organize things but I wish there was more security measures against spam accounts


Want (1): Nearby Location
On the road, they want to best places to enjoy the sport with distance in mind


Want (2): Quality
Just finding 1-2 comparable players each trip would be worth the visit. Could potentially lead to sales/deal


Income: Medium to High
Travelers care less about spending on the road and tend to make more overall


Ability to Convert: High
Traveling is hard and finding some time to play is needed – esp. great for sales people and execs

Customers

Likeminded Ladies



Connect with players of any skill level — Jun 3
★★★★★ AFB-MSN Girl

Great app, easy to connect with other golfers of any skill level in your area. Was always trying to find others to golf with, app has been great!

Great App! — May 8
★★★★★ Awsomglfr

I love this app. Helped connect me with other golfers in my area who like to play various courses and drink and have fun. Also, connected me with other low handicappers who aren't afraid to gamble a little as well!! Thank you Bri Teresi for turning me on to this app!!


Want (1): More Women
They want to find more women of similar skill level to enjoy it with


Want (2): Access / Time
Usually managing work and kids makes it hard to schedule accordingly


Income: All Levels
Doesn't matter as much but they love getting out of the house and spend on it


Ability to Convert: High
Women are always 1 step ahead of market and tend to drive 80% of sales – major word of mouth factor too

Customers
Busy Bees



Amazing App!
May 8
★★★★★
Lmonty10

Linking up with new golf buddies and setting up your weekend outing is so much easier now! Outstanding for meeting new golfers in your area and filling your group up!

Great way to connect with other golfers
May 8
★★★★★
Me2017010886

Great way to be able to connect with other people who enjoy the game of golf as much as you do.

Easy to use! Great social aspect
May 24
★★★★★
BritBat000

Really a fan of this. I can get tips and tricks from folks trying to help a newbie out! Still renting clubs at the club I'm at, so a new set would be amazing!

A great resource for golfers!
May 8
★★★★★
jrizz24

A good place to hear from other golfers about the courses and also a cool way to play with other golfers that you might not otherwise!



Want (1): Exclusivity
These are executives looking for other elite level access to private locations



Want (2): Access / Time
BBs are busy and need to find the right slot at the right time or they can't go



Income: Very High
Tend to be very wealthy but have minimal time to devote to golf



Ability to Convert: Medium
They need to see it to believe it and are less 'online' to convince. Word of mouth will succeed here.

Customers
Social Stars & Brands



Phenomenal!
Dec 8
★★★★★
Florida JB

I recommend everyone get a swing evaluation and lessons from GT. The GolfTec technology is unmatched! The information you get back is priceless!

Great
May 20
★★★★★
B baller 40 life

This app has been a great way to grow my golfing community. I found new playing partners pretty fast.

Great
May 8
★★★★★
Jess Luke

Great way to meet people while traveling, when you want to get a few rounds in!

Great idea
May 8
★★★★★
Very first 1,234rd rating

This app is a great concept! Looking forward to using it and being more active on it.



Want (1): Ideal Target Audience
Segment, location, income, gender, and demand are all easy to target for brands



Want (2): Evergreen Market
Untapped potential with millions of customers actively on app



Goals: Higher ROI
Why waste your time targeting and competing with everyone? Click through & conversion rate 10x when niched down



Conversion: Very High
At a minimum brands will want to add their profiles and test the waters.

5-Year Business Plan



'24 — AGGRESSIVE GROWTH

Strategy
- We have PMF and world-class marketing
- We need to win golf and reach mass market

Key Assumptions & Risk
- CAC continues to drop, Retention improves, playbook ex-US is similar to US core users
- Golf continues its popularity rise, business/macro conditions remain stable, growth channels like TikTok and IG retain users

Key Metrics
- Total number of users
- Killer UI/UX
- Growth ex-US

Execution
- 2-3x spend on marketing
- Perfect app and features – make the best on market
- Mass market = virality and retention rates will dramatically improve

'25 — SPORTS EXPANSION

Strategy
- Many sports have the same problems as golf – we need to capture their attention
- It 10x's our TAM

Key Assumptions & Risk
- Core users fit and spread work to racquet sport players, overlap exists to 10-20% of base
- Brand revamp to SportLync doesn't increase churn, growth in racquet sports continues rise

Key Metrics
- Total number of users, CAGR in new markets & sports
- Retention Rates

Execution
- Increase marketing to new sports and cross-athletes Drive down CAC and tweak brand without cannibalizing current user base
- World-class team

'26 — BRAND PARTNERSHIPS

Strategy
- With 5-10m users, we have a hyper focused user base
- We need to drive brands to invest for better ad ROI

Key Assumptions & Risk
- Sports retailers & apparel prefer SportLync conversion rates over main digital platforms (IG, TikTok, etc)
- Users find ads relevant and don't effect churn

Key Metrics
- Time on app
- Converting MAUs to WAUs
- Total ad spend and number of advertisers

Execution
- Build simple and elegant backend for marketers to track ad spend
- Double down on elite local operators and expanding community engagement

'27 — CASH FLOW

Strategy
- We own a large and engaged group, now we need to expand and build out network effects to increase flywheel

Key Assumptions & Risk
- User base finds paid/premium subscription is worthwhile
- CAC drops at a conservative 10-20% YoY for past 3 years – including in-person events expand revenue streams

Key Metrics
- LTV & ARPU
- Virality & Relationship to CAC
- Return on FCF

Execution
- Possible M&A for increasing user base
- B2C pricing strategy
- Expand product offering for in-person revenue
- Invest in ops and back-office

'28 — GLOBAL PIONEER

Strategy
- Reaching mass market, we need to focus on IPO and building THE social and sport app in the world

Key Assumptions & Risk
- Global macro events don't affect sports playing, consumption of sports, or in-person playing
- New sports like Basketball and Soccer are able to serve customer profiles comparable to golf, tennis, etc

Key Metrics
- Growth and competitor moat
- Potential M&A deals
- Securing top talent

Execution
- Finalize elite C-Suite and further increase value proposition
- Expand into future product offerings and adapt to new tech like AI/VR/AR

Go To Market

Brand Positioning

01 GolfNow

Owns the market for golf bookings, zero social aspect and poor user interface and owned by NBC

02 GolfLync

Positioned for all sports, all we need is double down on improving features and acquire our target audience

03 Thousand Greens

Good social aspect but poor UI, minimal users. No network effects, we can convert users from here

04 18Birdies

Successful but focused on improving skills, minimal focus on social aspect and slow adaptation



High Market Share
With elite features, we need to focus on capturing retaining users
Minimal Features
Many Features
Low Market Share





Go To Market
A $10B Untapped Market
Market Valuation of Comps ($/user)
Active Users
10B
1B
100M
10M
$1B
$10B
$100B
$1T
$10T
Market Cap (as of Apr 11, 2024)
$332, META (FB, IG, Whatspp)
$25, Snapchat
$134, Linkedin
$36, Twitter
$52, Pinterest
$1,029, Netflix
$1,194, UBER
$1,486, DoorDash
$72, Upwork
$627, Match (Tinder, Hinge)
Lifetime Value: $750-1,486
Unlike Match, you don't stop using the app once you've found someone. Our LTV is similar to Uber, NFLX, and DASH – used almost daily and year round
User Potential: 500M
40% of the world participates in sports weekly – we can easily capture 10-20% due to our USP
MCAP Potential: $10B
Based on comps, if we capture 10% of the market – we will reach $10B in value
+Ads: $2B
With engaged time on app, we have the long-term prospect of increasing revenue 20% via ads
Source: Statista (1. 2.)1, Morgan Stanley, Aryo Consulting Group meta-analysis









Go To Market
Top Comparables
Social Media
DoorDash & Uber
DOORDASH
Dating Apps
match.com
ARPU: $40-70
Churn: 5-10%
Value from ads
Primary obj: Time on app, DAUs
Pros: No direct fees to users, value prop to B2B for high HH NW (golfers)
Cons: High Time on App
Multiple: 5-15x (varies)
ARPU: $100-230
Churn: 5-10%
Value from bookings (%)
Primary obj: Course & player availability
Pros: Highest ARPU, costs are only for buyers, network effects
Cons: Low GM, non-MRR
Multiple: 12-15x
ARPU: $18-25
Churn: 15-20%
Ads + Subscription
Primary obj: NPS, MAUs, & improving match algo
Pros: highest multiple due to network effects
Cons: Low ARPU, freeload users
Multiple: 25-30x









Employees

The company currently has 0 full-time and 0 part-time employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not own any real estate property.

Perks

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest.

The below table indicates the available bonuses percentages based on when someone invests:

Bonus Tier	Time	Bonus Shares
Bonus Tier 1	First day (1) to twenty-eight (28) days	20%
Bonus Tier 2	First twenty-nine (29) days to forty-two (42) days	10%

Notes on Bonus Tiers:

The Private Live bonuses begin on the SEC Accepted Date.

a) Bonus Tier 1 begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 28th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7)). Each subsequent period begins at the conclusion of the previous period and lasts until 11:59 pm PST (6:59 am UTC the next day (UTC+7)) forty two days later.

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

Dollar Amount	Shares	Bonus Shares
$1,000.00 or more	1,000 or more	5%
$10,000.00 or more	10,000 or more	10%
$50,000.00 or more	50,000 or more	15%
$100,000.00 or more	100,000 or more	20%

Subscriber Perk

Any registered user of the Company's GolfLync app is eligible for an additional 5% bonus shares on their first investment in this Offering.

Repeat Investor Perk

Anyone who invests more than once in this Offering is eligible to earn an additional 5% bonus shares on any investment after their first investment.

The bonuses from the volume-based perks are not stackable with the bonus share percentage received from time-based perks. The subscriber perk is stackable with the greater of the volume-based or time-based perk earned but is not stackable with the repeat investor perks. The repeat investor perk is also stackable with the greater of the volume-based or time-based perk earned but is not stackable with the subscriber perk.

Therefore, this makes 25% bonus shares the highest percentage bonus shares available to an investor on a single investment. By way of example, the maximum number of bonus shares could be achieved if someone invests within the first 4 weeks (20% time-based bonuses from Bonus Tier 1) and they are a registered user of the Company's GolfLync app.

Non-Equity Perks

Investors in this Offering can also earn non-equity if they invest above a certain dollar amount. The below table indicates the available non-equity perks:

Dollar Amount	Hat[1]	Travel Bag[2]	Golf Bag[3]	Credit[4]	1-1 Exec Call[5]
$1,000.00 or more	X				
$2,500.00 or more	X	X			
$10,000.00 or more	X	X	X		
$25,000.00	X	X	X	X	
$50,000.00 or more	X	X	X	X	X
$100,000.00 or more	X	X	X	X	X

1 – GolfLync branded hat
2 – GolfLync branded travel bag
3 – GolfLync branded golf bag
4 – Credit towards one of the Company's paid subscription products
5 – 1-1 call with a member of the Company's Executive Team

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.

The Company has only limited operations, assets and revenues. As a consequence, while the Company is beginning to develop its application, it does not have sufficient revenues or financial results or history upon which prospective investors may base an assessment of its business and prospects. The Company's operations are subject to all of the risks inherent in the establishment of a developing business in a highly competitive market.

The Company's limited operating history may make it difficult to evaluate its current business and future prospects. The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new projects.

The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which it operates. If the Company fails to successfully address these risks, its business, financial condition and results of operations would be materially harmed. Any investment in the Company should be considered a high-risk investment because the investor will be placing funds at risk in an unseasoned early-stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company is focused on developing its business and exploring opportunities.

The Company does not have any material cash reserves or operations at this time. No assurances can be given that we will generate sufficient revenue or obtain necessary financing to continue as a going concern.

The Company may be forced to cease operations.

It is possible that, due to any number of reasons, including, but not limited to the inability by the Company to establish the Shares' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate, and the Company may dissolve.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of Common or Preferred Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The Company may not successfully develop or reconstruct the operations.

In addition, the development of the products will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the products plan for any number of reasons, or the Company may be unable to develop the products in a way that realizes those specifications. It is possible that the product construction may not ever occur. The products, if successfully developed and reconstructed, may not meet investor expectations at the time of purchase of Shares.

Furthermore, despite good faith efforts to develop and complete the construction of the products and subsequently to maintain the products, it is still possible that the products will fail to be adequately developed or maintained, which may negatively impact the products or the Shares.

The Company may, but is not obligated to, use the proceeds of this Offering to make significant investments to develop and construct viable operations upon which shareholders and can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the products. While the Company is seeking to competitively recruit experts, there may, from time to time, be a general scarcity of management, technical, scientific, research, marketing and personnel with appropriate training to develop and maintain the products.

Company's operations may not be widely adopted and may have limited users.

It is possible that the business, if developed, will not be used by a large number of organizations, or that there will be limited interest in the creation and development of the business. Such a lack of use or interest could negatively impact the development of the operations, the value of the Shares and the financial position of the Company.

Alternative properties may be established that compete with the Business in this case.

It is possible that alternative properties could be established that utilize the same or a similar protocol or regulations that will underlie the business or that will facilitate services that are materially similar to the business. The business may compete with these alternative properties, which could negatively impact the business and the Shares.

Some market participants in the industry may oppose Company operations.

The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence, than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

We need additional capital to develop our business. If we fail to obtain additional capital, we may not be able to implement our business plan.

The continuation of our operations will require the commitment of substantial additional resources. Currently, we have no established bank-financing arrangements. Our expenses are at a minimum, and therefore, most of the capital raised will be utilized as described herein.

There can be no any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities will result in dilution to our shareholders. The occurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. If adequate additional financing is not available on acceptable terms, we may not be able to continue our business operations.

Our articles and the Bylaws provide for indemnification of the officers and shareholders.

Our articles and Bylaws provide for the indemnification of our officers and shareholders at our expense and limit their liability to the Company. This may result in a major cost to us because company resources may be expanded for the benefit of the shareholders and present or former officers.

We are dependent on key personnel.

The Company's operations and business strategy are dependent upon the knowledge and business connections of the shareholders and the Board. Even if we are able to find additional personnel, it is uncertain whether we could find someone who could develop our business along the lines described in this Memorandum. We could fail without the services of the shareholders and the Board.

The success of the Company will be highly dependent on the expertise and performance of its management team. There can be no assurance that the shareholders and the Board or any additional members of the management team will continue to be associated with the Company or any of their affiliates throughout the life of the Company. The loss of the services of one or more of these individuals could have a material adverse effect on the performance of the Company.

General economic conditions and recent events may affect the Company and its operations.

Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short and long-term impact of these events is uncertain but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

The Company does not expect to make any distributions to holders of the Shares and there can be no assurance of repurchases of Shares.

The Company does not expect to make any distributions to the holders of the Shares other than as set forth herein. However, there can be no assurance that holders of the Shares will not owe taxes with respect to their ownership of Shares, and thus such taxes will have to be paid from the holders' own funds.

There will exist recourse to the Company's assets.

The Company's assets are available to satisfy all liabilities and other obligations of the Company. If the Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability or to any particular operating subsidiary of the Company.

Risks Related to the Securities in this Offering

There currently exists no public trading market for Company shares; and should a public trading market develop in the future, of which there can be no assurance, such trading will likely be subject to the "penny stock" rules.

The shares of the Company are currently not quoted on any stock exchange or electronic quotation systems and, until either a public offering is completed, or SEC shell company requirements are complied with, no public market can exist. Should a public trading market for the shares develop in the future, of which there can be no assurance, the shares will likely be quoted on the OTC Bulletin Board, OTCQX or OTC Pink, or the Frankfurt Stock Exchange. These are more limited trading markets than the NASDAQ Capital Market or NYSE Amex, and timely, accurate quotations of the price of our shares may not always be available. Consequently, the trading activity of a small number of shares may result in wide swings in price and in volume.

In addition, the Company's shares will be subject to the requirements of Rule 15g-9, promulgated under the Exchange Act as long as the price of Company's shares are below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the SEC defines a penny stock as any equity security not traded on an exchange that has a market price of less than $5.00 per share. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the Investor and receive the Investor's written agreement to the transaction. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risk associated with it. Such requirements could severely limit the market liquidity of the Shares and the ability of purchasers to sell their Shares in the secondary market.

The Company has broad discretion in the application of proceeds from the Offering.

The proposed allocation of the net proceeds of this Offering represents the Company's best estimate of the expected use of funds to finance the Company activities based upon its current objectives and perceived market conditions. However, changes in circumstances or strategic approaches may result in a significantly different allocation of the funds depending upon the Company's management and Board's assessments of the Company's needs at the time.

Future issuances of the Company preferred stock could dilute current stockholders and adversely affect the market if it develops.

The Company has the authority to issue as many Shares as deemed necessary, with shareholder approval. These future issuances could be at values substantially below the price paid for Shares by Investors in this Offering, which would result in significant dilution to those investors. In addition, the Company could issue large blocks of shares to fend off unwanted tender offers or hostile takeovers without further shareholder approval, which would not only result in further dilution to Investors in this Offering but could adversely affect the market if one were to develop.

The fact that the Company directors, affiliates and officers will own over 50% of the Company's shares may decrease Investor's influence on shareholder decisions.

The Company's officers, directors, and affiliates in the aggregate, will beneficially own over 50% of the Company shares after the sale of the Maximum Offering Amount. As a result, the Company's officers and directors will have the ability to influence management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to bylaws, and any merger, consolidation or sale of all or substantially all of the Company assets.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Common Stock at $3.00 per share, plus a 3.0% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company is conducting a concurrent financing round only available to accredited investors.
The Company is raising additional capital from accredited investors under Rule 506(c) of Regulation D. This raise may be at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Noah DiPasquale	Co-Founder & CEO	November 2, 2021 – Present	Full-time
Michael Quiel	Co-Founder & COO	November 2, 2021 – Present	Full-time
Directors:			
Noah DiPasquale	Director	November 2, 2021 – Present	Full-time
Michael Quiel	Director	November 2, 2021 – Present	Full-time

Noah DiPasquale - Co-Founder & Chief Executive Officer

Noah DiPasquale is a seasoned entrepreneur and business leader with a strong background in technology and a passion for golf. He is married with two beautiful children and currently resides in Scottsdale, Arizona. He received his bachelor's degree in business marketing and management and Operations from Northern Arizona University - The W.A. Franke College of Business in 1999, followed by a master's degree in marketing from the University of Phoenix in 2003.

Noah's career has been marked by a series of successful leadership roles. He began as the Director of Recruiting at Phase 2 Solutions in 1999, later transitioning to become the Market Vice President for Datacom. In 2005, he joined Statera, Inc. as a Business Development Executive, where he excelled in driving revenue through sales and marketing engagement.

In 2008, Noah took on the role of Vice President of Sales at Televerde, a company specializing in providing end-to-end marketing and sales solutions with a focus on B2B pipelines. During his time at Televerde, Noah demonstrated his ability to drive maximum ROI for his clients while also making them smarter about their target markets and sales strategies.

In 2016, Noah ventured into entrepreneurship by founding Transcend Solutions, a firm dedicated to helping start-up and multi-billion-dollar organizations achieve the "next level". He successfully led Transcend Solutions until April 2021, showcasing his skills in business growth and development.

Noah currently serves as the CEO of GolfLync, the leading social media app for golfers, and Epic Golf Club, a premier professional membership group for executives who love golf. Epic Golf Club offers a unique opportunity for members to forge lasting personal and professional relationships through golf. Members are connected with executives from across the country, opening doors to mutually beneficial business, strategy, or partnership opportunities while playing some of the best courses in the country.

Golf Lync is the ultimate social media platform for golfers and allows users to connect with local and national golf communities. Its algorithms make it easy to find new golf friends and share golf experiences across a national platform made just for golfers. The unique Virtual Golf ClubsTM (VGC) feature enables members to form their own communities, facilitating the scheduling of tee times with fellow members.

Noah's commitment to excellence, community impact, and innovation continues to drive his success in the intersection of technology and golf. Epic Golf Club, under Noah DiPasquale's leadership, has truly become a global sensation, offering a level of service that is unparalleled in the golfing world. With over 950 members worldwide and growing rapidly, Epic Golf Club has quickly become the go-to destination for golf enthusiasts looking for an exceptional experience. One of the key factors in Epic Golf Club's success is its relationships with some of the world's most prestigious and exclusive golf courses. These partnerships allow Epic Golf Club to offer its members access to courses that are typically reserved for a select few. This, combined with the club's commitment to providing top-tier service, has made it an international phenomenon.

In addition to providing access to exclusive golf courses, Epic Golf Club offers its members access to a range of premium services. Members can enjoy the convenience of private jet services, ensuring seamless travel to their desired golf destinations. The white-glove concierge service provides members with personalized bookings for fine dining, ensuring memorable culinary experiences. Moreover, Epic Golf Club offers luxurious experiences beyond golf, creating unforgettable moments for its members.

Alongside his responsibilities with GolfLync and Epic Golf Club, Noah has been actively involved in giving back to the community. From August 2014 to May 2021, he served as a Member of the Board of Directors at the Military Assistance Mission, where he helped provide financial and morale aid to Arizona's active duty military, their families, and wounded warriors. In 2022, Noah founded the Epic Foundation (www.epicfoundation.us), a 501c3 non-profit organization that strives to enrich lives in the communities in which they operate. Through the Epic Foundation, he aims to make a positive impact on society, embodying his commitment to social responsibility. As he navigates the intersection of technology and golf, Noah remains steadfast in his dedication to excellence and community impact.

Everything Noah touches turns into gold, a talent that has significantly contributed to the success of both Epic Golf Club and GolfLync. His visionary leadership and unwavering passion for golf have propelled these organizations to remarkable heights, solidifying their positions as industry leaders.

Michael Quiel - Co-Founder & Chief Operating Officer

Michael Quiel is a seasoned entrepreneur and investor with a distinguished background that encompasses military service, finance, brokerage firm ownership, and startup investments. His career is marked by exceptional achievements, integrity, and a proven track record of transforming visionary ideas into lucrative ventures. Mr. Quiel's journey from a naval electrician to a successful businessman and investor demonstrates his unwavering commitment to excellence and his unique ability to identify and capitalize on investment opportunities.

Early Life and Military Service:
Michael Quiel's introduction to the workforce began at the tender age of 14 when he managed a paper route. His early start in the working world instilled in him a strong work ethic that he carried throughout his life. After completing high school with top grades, Michael followed in his father's and uncles' footsteps by enlisting in the US Navy in 1981, dedicating himself to naval aviation. He excelled in aviation electrician school, graduating at the top of his class from Aviation Electrician's Mate "A" School (AE School).

Mr. Quiel's exemplary skills as an electrician were further honed with his squadron, VF-32, where he was stationed in Virginia Beach, Virginia. He oversaw the maintenance of the complex electrical systems of F-14 Tomcats, completing three tours in the Mediterranean. During these tours, he supported critical missions aboard the carrier USS Independence, including involvement in the war with the invasion of Granada and the Marine bombing in Beirut, both occurring in 1983.

During his time in the service, Michael married his high school sweetheart. Together, they raised three daughters who have since grown into highly successful professionals in their respective fields. In 1985, Michael honorably concluded his naval career as a Petty Officer Second Class, the highest rank achievable in his four-year tenure.

His peers and naval officers recognized his outstanding service by awarding him "Sailor of the Month" from his squadron.

Financial Industry Pursuits:
After his military career, Michael transitioned to the financial industry, obtaining his Series 7 securities license and passing his Series 24 principals exam. In 1989, he embarked on his first venture by purchasing a brokerage firm, which he sold in 1991 to acquire another firm that he later sold in 1994.

His extensive knowledge in the brokerage business led him to personal production, where he quickly became a top producer, outperforming entire offices of brokers. Michael's honesty and integrity were well-known, as was his ability to find liquidity for substantial positions that would otherwise remain illiquid. He remained the top producing broker at his firm until his departure in 2001.

LegendAdvisor.com, Startups and Real Estate:
Through LegendAdvisor.com which Michael started in 2000, Michael Quiel's entrepreneurial spirit led him to invest in startup companies, becoming the initial investor in 25 different startups. These ventures raised significant capital and revolutionized multiple industries, including food distribution, imports, green energy, fast-charging battery technology, and counter-terrorism software — the latter instrumental in apprehending the Madrid Bombers.

In response to the 2008 financial crisis, Michael seized the opportunity in the housing market, purchasing and renovating homes to finance first-time homebuyers directly. His efforts enabled many grateful families to own homes during a time when financing was scarce.

Investment in Swiss Bank and Legal Battle:
A notable chapter in Mr. Quiel's investment career was his minority stake in a Swiss bank, an opportunity presented to him by his tax attorney. This investment, characteristic of his approach to financing promising startups, unfortunately entangled him in a prolonged legal dispute with the Internal Revenue Service (IRS). The complexity of international banking and tax regulations turned what he anticipated to be a straightforward investment into a 14-year battle to prove his compliance with tax laws.

Mr. Quiel's resolve was tested as he faced allegations of owning undisclosed financial accounts. However, in US District Court in January 2024 his perseverance paid off when a jury of eight peers delivered a full acquittal on all civil charges related to the ownership of said accounts. This legal vindication was not only a personal triumph but also a testament to his integrity and commitment to justice.

The encouragement of his late father-in-law, Colonel John Lee, was instrumental during this trying period. Colonel Lee's confidence in Michael's character and determination inspired him to fight relentlessly for his rights. The emotional outcome of the trial was palpable, with jurors expressing their support through an unprecedented gesture of hallway embraces following the four-day trial.

Creation of GolfLync:
Drawing upon his expansive experience and unwavering spirit, Michael Quiel embarked on his latest venture, GolfLync, a golfing app that he developed and funded independently before seeking external investments. His dedication to the project was evident from the creation of the operational prototype, which he meticulously crafted to ensure its appeal to the market.

The fruition of his efforts is reflected in the app's impressive milestone of 100,000 downloads, a clear indication of its growing popularity among golf enthusiasts. Michael's leadership and management skills have been crucial in maintaining low operational costs while simultaneously scaling the company's operations.

Commitment to GolfLync's Success:

Michael Quiel's journey through entrepreneurship, investment, and legal challenges has equipped him with a unique blend of skills and experiences. His thorough understanding of business dynamics, combined with a personal ethos centered on perseverance, honesty, and integrity, positions him as a leader dedicated to the success of GolfLync. Investors can be assured of his wholehearted commitment to the enterprise, as he brings the same level of dedication and excellence that has defined his career thus far.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of July 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding†	Committed, Not-Issued*	Available
Common Stock	Unlimited	23,660,000	0	Undefined
Class A Common Stock	Unlimited	2,860,000	0	Undefined
Class B Common Stock	Unlimited	0	0	Undefined
Series B Preferred Stock	2,000,000	2,000,000	0	0

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold		If Max Offering Amount Sold	
Total Raise		**%**		**%**
Offering Expenses	$ 10,002.33		$ 1,234,998.84	
Commissions & Variable Expenses	$ 850.20	8.50%	$ 104,974.90	8.50%
Fixed Costs	$ 17,500.00		$ 17,500	
Net Proceeds	**$ (8,347.87)**		**$ 1,112,523.94**	
Use of Proceeds	**Amount**	**%**	**Amount**	**%**
Payroll	$ 0.00	23.6%	$ 262,555.65	23.6%
Marketing & Advertising	$ 0	46%	$ 511,761.01	46%
General & Administrative	$ 0	30.4%	$ 338,207.28	30.4%
Debt Repayment	$ 0	0%	$ 0	0%
Total Use of Proceeds	**$ 0.00**		**$ 1,112,523.94**	

The amounts above have been rounded to the nearest whole dollar in the case of the maximum amount sold. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Mongio & Associates. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

In 2022, the Company incurred total expenses of $83,582.29, with significant spending on marketing ($50,181.19), business consulting ($24,000.00). By 2023, expenses had risen sharply to $1,102,448, reflecting major investments in marketing ($428,725), increases in general and administrative expenses ($438,573), and IT development services ($107,387). This strategic focus on growth and development contributed to a higher net loss in 2023, amounting to $1,102,448, compared to a net loss of $107,482 in 2022.

The Company has achieved impressive user growth, with over 138,000 downloads in under 10 months. Key performance indicators show a customer acquisition cost (CAC) of under $3 and a projected lifetime value (LTV) of customers between $750 and $1,486. Significant milestones include forming over 1,000 virtual golf groups and implementing strategic changes to enhance user acquisition and platform development. Currently, GolfLync has no revenue as a revenue model has not yet been decided upon. The implementation of the revenue model is not expected to take effect for another 12-24 months. This period will focus on further developing the platform and expanding the user base to ensure a robust foundation for future monetization.

Liquidity and Capital Resources

As of the end of the fiscal year 2023, the Company had $393,623.91 in cash on hand, reflecting its current liquidity position. The company has no outstanding debt, providing a strong foundation for future financial planning. To date, all funds raised have been secured entirely through family and friend funding, demonstrating significant personal commitment and confidence in the business from close networks.

As of June 2024, the Company had cash on hand of approximately $975,000. The Company's burn rate is approximately $100,000 per month, which can increase or decrease based on certain variable expenses such as marketing and contractors. With this in mind, the Company currently can operate for approximately 10 months without any additional infusion of capital.

The additional $1.235 million being sought will be strategically utilized to further develop the Company's app and integrate important features, as well as market the app to scale the user base. Specifically, funds will be allocated towards enhancing IT Development Costs, continuing a trend from previous years where substantial investments were made ($148,155 in IT development costs in 2023). This will ensure the platform remains robust and user-friendly, capable of supporting a growing community of golf enthusiasts.

Marketing efforts will also see a significant boost, building on the $462,997 spent in 2023. This will include targeted advertising campaigns, expanding the app's reach, and driving user acquisition at a customer acquisition cost (CAC) of under $3. With over 138,000 downloads achieved in under 10 months, the focus will be on maintaining this momentum to increase user engagement and interaction.

Plan of Operations

Over the next 12-24 months, the Company aims to significantly grow its user base while preparing to implement a robust revenue model. The Company will focus on enhancing the app's functionality to increase user engagement and solidify its market presence within the golfing community. Investments will be directed towards IT development costs to improve user interface and experience. Additionally, the Company plans to amplify its marketing efforts, targeting potential users through digital advertising, partnerships with golf courses and associations, social media campaigns, and influencer collaborations.

Operational improvements will be implemented to enhance efficiency, leverage data analytics for informed decision-making, and scale customer support to maintain high satisfaction levels. The funds raised will be strategically allocated to product development, marketing, and operational improvements. As the company defines its revenue model, potential streams include premium subscriptions, in-app purchases, and partnerships. These strategic initiatives are designed to ensure the Company's financial sustainability and long-term growth.

As laid out in the Use of Proceeds section of this Offering Circular, the Company intends use proceeds of this raise for payroll, marketing, general operations, and the repayment of outstanding debt and other items described herein.

The Company anticipates that it will need to continue to raise capital within 12 months after this Offering in order to continue with the aforementioned plan of operations.

RECENT OFFERINGS OF SECURITIES

Date of the Offering: March 31, 2022

Date of Closing: May 17, 2024

Exemption: Regulation D 506(b)

Type of Security: Common Stock; Common Stock Warrants

Total Securities Sold: 2,940,000 Common Shares; 2,940 Common Stock Warrants

Total Amount Raised: $3,675,000

Proceeds: The Company used such proceeds for advertising to drive user acquisition, as well as application development, as decided by the Company.

INDEBTEDNESS

As of December 31, 2023, the company does not have any outstanding debt.

RELATED PARTY TRANSACTIONS

The company does not have any related-party transactions.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Articles of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Articles of Incorporation and our Bylaws and applicable provisions of the Wyoming Business Corporation Act.

General

Class of Security	Common Stock
Securities Authorized	Unlimited
Securities Outstanding	23,660,000
Voting Rights	Each holder of record of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock.
Class of Security	Class A Common Stock
Securities Authorized	Unlimited
Securities Outstanding	2,860,000
Voting Rights	Each holder of record of Class A Common Stock, as such, shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally.

Class of Security	Class B Common Stock
Securities Authorized	Unlimited
Securities Outstanding	0
Voting Rights	the Class B Common Stock shall be non-voting, and the holders of the Class B Common Stock shall have no voting power and shall not have the right to participate in any meeting of stockholders or to have notice thereof, to the fullest extent permitted by applicable law.
Class of Security	Series B Preferred Stock
Securities Authorized	2,000,000
Securities Outstanding	2,000,000
Voting Rights	On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to seven (7) times the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected DealMaker Transfer Agent, LLC., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.golflync.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to

Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.golflync.com